

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-Mail
Mr. Bradley S. Powell
Chief Executive Officer
Expeditors International of Washington, Inc.
1015 Third Avenue
12th Floor
Seattle, WA 98104

  Re: Expeditors International of Washington, Inc.
    Form 10-K for the year ended December 31, 2012
    Filed February 27, 2013
    File No. 000-13468

Dear Mr. Powell:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,
Executive Summary, page 13 and,
Results of Operations, page 16

1. We note that your MD&A discussion of your results of operations is focused solely on analyzing and discussing changes in net revenues whereas your financial statements present revenues and operating expenses on a gross basis. In light of the fact that revenues and related operating expenses are presented in your financial statements on a gross basis, we believe a detailed discussion of changes in gross revenues and related operating expenses is required in your discussion of your results of operations section of MD&A, since discussing changes in net revenues does not adequately explain all of the

changes which occurred in both your gross revenues and related operating expenses as presented in your financial statements.

2. Additionally, since the measure "net revenues" does not appear in your financial statements and appears to represent a non-GAAP measure, we believe that if the Company wishes to present and discuss this measure in MD&A, its presentation should follow the discussion of your GAAP gross revenues and be accompanied by the disclosures outlined in Item 10(e) of Regulation S-K. In this regard, the non-GAAP measure, "net revenues" should be reconciled to the most comparable GAAP measure which appears to be gross revenues. Also, the disclosure of the measure should be accompanied by disclosure explaining why management believes the presentation of the non-GAAP measure is meaningful to potential investors and any additional purposes for which the measure is used by the Company's management.

3. Furthermore, we note from the disclosures provided in Notes 1K and Note 10 to the Company's financial statements that the Company's operations are organized functionally into geographic operating segments. Although your MD&A discussion of your operating results does briefly describe certain changes in net revenues by geographic area, we believe a more robust discussion of changes in the gross revenues and operating income of your various geographic segments as presented in Note 10 to your financial statements should be provided in MD&A. Please confirm that you will revise future filings to include a robust discussion of the revenues and operating income of your various geographic operating segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Bradley S. Powell
Expeditors International of Washington, Inc.
April 17, 2013
Page 3

       You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

                 Sincerely,

                 /s/ Linda Cvrkel

                 Linda Cvrkel
                 Branch Chief